Exhibit I

CAPITAL PRODUCT PARTNERS L.P. ANNOUNCES THIRD QUARTER 2018 FINANCIAL RESULTS, PLAN TO EQUIP PART OF THE PARTNERSHIP’S FLEET WITH EXHAUST GAS CLEANING SYSTEMS AND THE SALE OF THE M/T ‘AMORE MIO II’

ATHENS, GREECE – (GLOBE NEWSWIRE) – 10/31/18 – Capital Product Partners L.P. (the “Partnership” or “CPLP”) (NASDAQ: CPLP), an international shipping partnership, today released its financial results for the third quarter ended September 30, 2018 and announced a plan to equip part of its fleet with exhaust gas cleaning systems (“EGCS”) and the sale of the M/T ‘Amore Mio II’.

The Partnership’s net loss for the quarter ended September 30, 2018 was $22.6 million. Net loss for the quarter ended September 30, 2018 includes a non-cash impairment charge of $28.8 million from the sale of the M/T ‘Amore Mio II’ (159,982 dwt, Crude Oil Carrier, built 2001, Daewoo Shipbuilding & Marine Engineering, South Korea) to an unaffiliated third party for the amount of $11.2 million. Excluding the impairment charge, the Partnership’s net income for the quarter ended September 30, 2018 was $6.2 million compared with net income of $9.7 million for the third quarter of 2017 and $4.0 million for the previous quarter ended June 30, 2018. After taking into account the preferred interest in net income attributable to the holders of the 12,983,333 Class B Convertible Preferred Units outstanding as of September 30, 2018 (the “Class B Units”, and such holders the “Class B Unitholders”) and the interest attributable to the general partner, net loss per common unit for the quarter ended September 30, 2018, including the effect of the impairment charge, was $0.20. Excluding the effect of the impairment charge, net income per common unit for the third quarter of 2018 was $0.03, compared to $0.05 for the third quarter of 2017 and $0.01 for the previous quarter ended June 30, 2018.

Operating surplus prior to allocations to our capital reserve and distributions to the Class B Units for the quarter ended September 30, 2018 amounted to $27.4 million, compared to $30.3 million for the third quarter of 2017, and $24.9 million for the previous quarter ended June 30, 2018. For the third quarter of 2018, we allocated $13.6 million to the capital reserve, an increase of $0.4 million compared to the previous quarter. The capital reserve has been increased to better reflect the total amortization payments across all our credit facilities over the next five years. Operating surplus after the quarterly allocation to the capital reserve and distributions to the Class B Unitholders was $11.0 million for the third quarter of 2018. Operating surplus is a non-GAAP financial measure used by certain investors to measure the financial performance of the Partnership and other master limited partnerships. Please refer to “Appendix A” at the end of the press release for a reconciliation of this non-GAAP measure with net income.

Total revenues for the third quarter of 2018 was $73.4 million, corresponding to an increase of 17.1% compared to $62.7 million during the third quarter of 2017. The increase in total revenues was primarily a result of the increase in the average number of vessels in our fleet following the acquisition of the M/T ‘Aristaios’ in January 2018 and the higher number of voyage charters performed by our vessels compared to the third quarter of 2017. The impact of these factors was partially offset by lower average time charter rates earned by certain of our vessels compared to the corresponding period in 2017 and by an increase in off-hire days in connection with certain of our vessels passing special surveys.

Total expenses for the third quarter of 2018 were $89.3 million compared to $45.8 million in the third quarter of 2017. Voyage expenses for the third quarter of 2018 were $14.7 million compared to $4.3 million in the third quarter of 2017. The increase was mainly attributable to the increase in the number of voyage charters performed by certain of our vessels in the third quarter of 2018 compared to the same period in 2017. As a result of the depressed tanker market and the limited liquidity of the tanker period market, we have chosen to trade certain of our vessels in the spot market until we see a more sustained recovery in period tanker rates. Total vessel operating expenses during the third quarter of 2018 amounted to $25.9 million, compared to $21.4 million during the third quarter of 2017. The increase in total vessel operating expenses mainly reflects the increase in the number of vessels in our fleet incurring operating expenses, following the redelivery of three vessels previously employed under bareboat charters and the acquisition of the M/T ‘Aristaios’ in January 2018, as well as increased operating expenses incurred during the third quarter of 2018 in connection with the special surveys of certain of our vessels. Total expenses for the third quarter of 2018 also include vessel depreciation and amortization of $18.6 million, compared to $18.5 million in the third quarter of 2017 and an impairment charge of $28.8 million in connection with the sale of the M/T ‘Amore Mio II’. General and administrative expenses for the third quarter of 2018 amounted to $1.3 million, as compared to $1.6 million in the third quarter of 2017.

Total other expense, net for the third quarter of 2018 was $6.8 million compared to $7.2 million in the third quarter of 2017. Total other expense, net includes interest expense and finance costs of $6.9 million for the third quarter of 2018, compared to $7.5 million in the third quarter of 2017. The decrease primarily reflects the decrease in the average balance of our outstanding indebtedness during the third quarter of 2018 compared to the same period in 2017, partially offset by an increase in the LIBOR weighted average interest rate compared to the third quarter of 2017.

As of September 30, 2018, total partners’ capital amounted to $881.2 million, a decrease of $52.2 million compared to $933.4 million as of December 31, 2017. The decrease was primarily due to the net loss of $13.3 million for the first nine months of 2018 and the distributions declared and paid in the total amount of $39.5 million for the period.

Total cash, including restricted cash under our credit facilities, as of September 30, 2018 amounted to $47.3 million. Restricted cash under our credit facilities amounted to $18.5 million.

As of September 30, 2018, the Partnership’s total debt was $465.1 million, a decrease of $10.7 million compared to $475.8 million as of December 31, 2017, which was attributed to the scheduled loan principal payments during the first nine months of 2018 and the mandatory prepayment of $14.4 million made under the 2017 credit facility in connection to the sale of the M/T ‘Aristotelis’ in the second quarter of 2018. The decrease in the Partnership’s total debt was partially offset by the assumption of a $28.3 million term loan in relation to the acquisition of the M/T ‘Aristaios’ and a $15.6 million term loan in connection to the acquisition of the M/T ‘Anikitos’ in the first half of 2018.

Plan to Equip Part of Our Fleet with EGCS

The Partnership is planning to install EGCS, also known as ‘scrubbers’, on up to 14 of its larger vessels, comprising ten containerships, three crude tankers and one bulk carrier. The final decision for certain of these vessels is expected to be reached within the coming months and the installation of the scrubbers is expected to be completed throughout 2019 and 2020.

In connection with the agreement to equip our five 5,000 TEU container vessel series with EGCS, namely the ‘Hyundai Prestige’, ‘Hyundai Premium’, ‘Hyundai Paramount’, ‘Hyundai Privilege’ and ‘ Hyundai Platinum’ (the “HMM Vessels”), we have entered into a series of agreements (the “Scrubber Agreements”)

with Hyundai Merchant Marine (“HMM”), the charterer of the vessels, to increase the daily charter rate by $4,900 for each vessel. The increase will be effective from January 1, 2020, or, if later, the installation date of the scrubbers until the expiry of each charter in 2024 and 2025, as applicable. The HMM Vessels are currently earning $23,480 gross per day following a restructuring agreement with HMM dated July 15, 2016. Under the restructuring agreement, the charter rate is set to be restored to the original daily gross rate of $29,350 from January 1, 2020 and will increase further to $34,250 once the scrubbers are installed in accordance with the Scrubber Agreements.

Sale of the M/T ‘Amore Mio II’

The Partnership has entered into an agreement for the sale of the M/T ‘Amore Mio II’ to an unaffiliated third party for the amount of $11.2 million. Upon entering into the sale, the Partnership classified the M/T ‘Amore Mio II’ ‘as held for sale’ and, accordingly, recognized an impairment charge of $28.8 million. The vessel was delivered to its buyer on October 15, 2018. A mandatory prepayment of $5.9 million was made on October 15, 2018 under the 2017 credit facility in connection with the sale. As a result, the quarterly installment under the 2017 credit facility will be reduced by $0.3 million beginning with the first quarter of 2019.

Fleet Employment Update

The M/T ‘Aktoras’ (36,759 dwt, IMO II/III Chemical Product Tanker built 2006 Hyundai Mipo Dockyard, South Korea) extended its employment with Shell Tankers Singapore Private Limited (‘Shell’) for one year (+/- 30 days) at a gross daily rate of $12,000. The new charter is expected to commence in January 2019 in direct continuation of its current employment. The vessel is currently earning $13,500 gross per day.

As a result of the above employment, the Partnership’s charter coverage for the remainder of 2018 and 2019 stands at 78% and 63%, respectively.

Quarterly Common and Class B Unit Cash Distribution

On October 18, 2018, the Board of Directors of the Partnership (the “Board”) declared a cash distribution of $0.08 per common unit for the third quarter of 2018 payable on November 14, 2018 to common unit holders of record on November 5, 2018.

In addition, on October 18, 2018, the Board declared a cash distribution of $0.21375 per Class B Unit for the third quarter of 2018, in line with the requirements of the Partnership’s Second Amended and Restated Partnership Agreement, as amended. Such cash distribution will be paid on November 12, 2018 to Class B Unitholders of record on November 5, 2018.

Market Commentary

Product Tanker Market

Trends in the product tanker market remained negative in the third quarter of 2018, with spot freight rates retreating further towards historical low levels. In the U.S. Gulf, refinery utilization rates increased during the three-month period and reached record high levels in the beginning of August. That positive development, however, was offset by seasonal high domestic consumption of refined fuels and by low distillate inventories, which combined to limit product exports and demand for product tankers in the region. In the Atlantic, the market experienced increasing gasoline imports to the U.S. east coast for a third consecutive quarter. Nonetheless, this was outweighed by lower imports in West Africa through inventories draws in Nigeria and a lengthy position list, and as a consequence, rates on the benchmark transatlantic trade hovered at below operating expenses levels for the most part of the quarter. East of Suez, the beginning of the quarter was relatively firm, but as the quarter progressed the market came under pressure due to newbuilding crude tankers increasingly poaching cargoes on traditional clean routes.

Activity for period charters longer than twelve months was limited for the quarter, while period rates remained under pressure.

On the supply side, the orderbook remained close to historically low levels. As at the end of the third quarter of 2018, the MR product tanker orderbook stood at approximately 8.1% of the current worldwide fleet. In addition, product tanker deliveries continued to experience significant slippage during the nine months of

2018, as 20.8% of the expected MR and handy size tanker newbuildings were not delivered on schedule. Looking ahead, analysts estimate that product tanker deadweight demand growth will increase to 3.3% in 2019 from 2.4% in 2018. At the same time, the product tanker fleet is projected to expand by 1.9% and 2.7% in 2018 and 2019, respectively.

Suezmax Tanker Market

The Suezmax spot market remained under pressure in the third quarter of 2018 and in line with the previous quarter. The market was plagued by high vessel supply and seasonally weaker demand, with the refinery maintenance season in Europe limiting cargo volumes for Suezmaxes. Despite the negative sentiment, spot rates slowly improved from late August onwards on the back of increasing OPEC production and rising U.S. crude oil exports. In addition, Chinese crude oil imports increased during the quarter, reversing a downwards trend observed in the last two months of the preceding quarter. As a result, average earnings for Suezmaxes in September rose to the highest level in the first nine months of 2018.

Activity in the Suezmax time charter market was limited, while period rates were maintained at subdued levels, reflecting the depressed spot rate environment.

On the supply side, the Suezmax orderbook represented at the end of the third quarter of 2018 approximately 9.5% of the current worldwide fleet. The delivery of new vessels is expected to slow down going forward, as 22 vessels are expected to be delivered in 2019, assuming no cancellations or slippage. In 2019, Suezmax dwt demand is projected to grow by 2.2%, supported from growth in shipments into Asia and the continued rise in U.S. exports, which are expected to expand by 50% in 2019.

Tanker demolition activity slowed down in the third quarter following record scrapping in the first half of 2018 but remained at high levels. On aggregate, 18.1 million dwt of tanker tonnage was scrapped in the first nine months of 2018, including 17 Suezmax vessels. This represents the highest level for the first nine months of the year since 1985.

Neo-Panamax Container Market

After an active first half of 2018, the container market experienced the traditional seasonal slump in the third quarter of 2018, with lower charter rates across the board as a consequence.

Discussions on the further imposition of tariffs, in particular between the U.S. and China, continues to affect sentiment, while market players are seeking to assess the actual consequences for the container trade. The idle container fleet stood at the end of the third quarter of 2018 at approximately 2% of the current worldwide fleet, compared to 1% at the end of previous quarter, and compared to 7% and 2% at the end of 2016 and 2017, respectively.

At the end of the third quarter of 2018, the container orderbook remained close to historically low levels, standing at 12.8% of the current fleet, up from 11.8% in the previous quarter – but down from 14.1% at the start of the year. Slippage for the nine months of 2018 is estimated at 17%, while container vessel demolition until the end of the third quarter stood at approximately 42,600 TEUs. Overall, analysts anticipate container vessel demand to grow by 5.0% in 2018, while the container fleet is forecast to expand by 5.7%.

Management Commentary

Mr. Jerry Kalogiratos, Chief Executive Officer of the Partnership’s General Partner, commented:

“As a general note, the overall weakness of the tanker market this quarter, which continued to experience multi-decade lows, and the off hire and expenses related to certain of our vessels undergoing special survey continued to adversely affect our financial results. However, we are pleased to see our common unit distribution coverage increase to 1.1x in this quarter, as our cash flow generation improved on the back of increased revenues, as certain of our vessels entered into previously secured long term charters.”

“Furthermore, we believe that our decision to equip part of our fleet with scrubbers is an important and necessary decision in view of the IMO 2020 regulation, whose effects on our underlying markets remain widely debated in the industry. We believe that this move can help increase the appeal of the Partnership’s larger vessels to period charterers post January 2020, but also potentially allow us to capture meaningful premiums, such as that negotiated with one of our charterers for five of our vessels”.

Conference Call and Webcast

Today, October 31, 2018, the Partnership will host an interactive conference call at 9:00 am Eastern Time to discuss the financial results.

Conference Call Details:

Participants should dial into the call 10 minutes before the scheduled time using the following numbers: 1 (877) 553-9962 (US Toll Free Dial In), 0(808) 238- 0669 (UK Toll Free Dial In) or +44 (0) 2071 928592 (Standard International Dial In). Please quote “Capital Product Partners.”

A telephonic replay of the conference call will be available until November 7, 2018, by dialing 1(866) 331-1332 (US Toll Free Dial In), 0(808) 238-0667 (UK Toll Free Dial In) or +44 (0) 3333 009785 (Standard International Dial In). Access Code: 69648481#

Slides and Audio Webcast

There will also be a simultaneous live webcast over the Internet, through the Capital Product Partners website, www.capitalpplp.com. Participants to the live webcast should register on the website approximately 10 minutes prior to the start of the webcast.

About Capital Product Partners L.P.

Capital Product Partners L.P. (NASDAQ:CPLP), a Marshall Islands master limited partnership, is an international owner of tanker, container and drybulk vessels. The Partnership currently owns 36 vessels, including twenty-one modern MR (Medium Range) product tankers, three Suezmax crude oil tankers, one Aframax crude/product oil tanker, ten Neo Panamax container vessels and one Capesize bulk carrier.

For more information about the Partnership, please visit our website: www.capitalpplp.com.

Forward-Looking Statements

The statements in this press release that are not historical facts, including, among other things, our ability to pursue growth opportunities, our expectations or objectives regarding future distribution amounts, our capital reserve, future earnings, our expectations regarding employment of our vessels, redelivery dates and charter rates, fleet growth, market and charter rate expectations, are forward-looking statements (as such term is defined in Section 21E of the Securities Exchange Act of 1934, as amended). These forward-looking statements involve risks and uncertainties that could cause the stated or forecasted results to be materially different from those anticipated. Unless required by law, we expressly disclaim any obligation to update or revise any of these forward-looking statements, whether because of future events, new information, a change in our views or expectations, to conform them to actual results or otherwise. We assume no responsibility for the accuracy and completeness of the forward-looking statements. We make no prediction or statement about the performance of our units.

CPLP-F

Contact Details:

Capital GP L.L.C.

Jerry Kalogiratos

CEO

Tel. +30 (210) 4584 950

E-mail: j.kalogiratos@capitalpplp.com

Capital GP L.L.C.

Nikos Kalapotharakos

CFO

Tel. +30 (210) 4584 950

E-mail: n.kalapotharakos@capitalmaritime.com

Investor Relations / Media

Nicolas Bornozis

Capital Link, Inc. (New York)

Tel. +1-212-661-7566

E-mail: cplp@capitallink.com

Source: Capital Product Partners L.P.

Capital Product Partners L.P.

Unaudited Condensed Consolidated Statements of Comprehensive Income

(In thousands of United States Dollars, except for number of units and earnings per unit)

	For the three-month periods ended September 30,		For the nine-month periods ended September 30,
	2018	2017	2018	2017
Revenues	$72,087	$51,540	$190,459	$151,704
Revenues – related party	1,335	11,139	14,044	33,306

Total Revenues	73,422	62,679	204,503	185,010

Expenses:
Voyage expenses	14,681	4,260	33,078	10,085
Vessel operating expenses	22,578	18,473	66,666	54,457
Vessel operating expenses—related party	3,293	2,970	9,447	8,655
General and administrative expenses	1,339	1,587	4,525	4,562
Vessel depreciation and amortization	18,592	18,544	55,591	55,614
Impairment of vessel	28,805	—	28,805	—

Operating (loss) / income	(15,866)	16,845	6,391	51,637

Other income / (expense), net:
Interest expense and finance cost	(6,944)	(7,485)	(20,544)	(20,544)
Interest and other income, net	181	291	811	630

Total other expense, net	(6,763)	(7,194)	(19,733)	(19,914)

Partnership’s net (loss) / income	($22,629)	$9,651	($13,342)	$31,723

Preferred unit holders’ interest in Partnership’s net income	2,776	2,776	8,326	8,326
General Partner’s interest in Partnership’s net (loss) / income	(479)	129	(408)	449
Common unit holders’ interest in Partnership’s net (loss) / income	(24,926)	6,746	(21,260)	22,948
Net (loss) / income per:
• Common unit, basic and diluted	$(0.20)	$0.05	$(0.17)	$0.19
Weighted-average units outstanding:
• Common units, basic and diluted	126,701,690	123,923,678	126,701,690	122,941,059

Total comprehensive (loss) / income:	$(22,629)	$9,651	$(13,342)	$31,723

Capital Product Partners L.P.

Unaudited Condensed Consolidated Balance Sheets

(In thousands of United States Dollars)

	As of September 30, 2018	As of December 31, 2017
Current assets
Cash and cash equivalents	28,811	63,297
Restricted cash	556	—
Trade accounts receivable, net	14,376	4,772
Prepayments and other assets	4,566	3,046
Inventories	8,461	5,315
Assets held for sale	11,373	29,027

Total current assets	68,143	105,457

Fixed assets
Vessels, net	1,246,699	1,265,196

Total fixed assets	1,246,699	1,265,196

Other non-current assets
Above market acquired charters	72,492	75,035
Deferred charges, net	2,441	1,519
Restricted cash	17,944	18,000
Prepayments and other assets	562	1,009

Total non-current assets	1,340,138	1,360,759

Total assets	1,408,281	1,466,216

Liabilities and Partners’ Capital
Current liabilities
Current portion of long-term debt, net	52,661	50,514
Trade accounts payable	15,374	9,631
Due to related parties	20,361	14,234
Accrued liabilities	18,829	15,111
Deferred revenue, current	12,587	18,800
Liability associated with vessel held for sale	5,836	14,781

Total current liabilities	125,648	123,071

Long-term liabilities
Long-term debt, net	401,263	403,820
Deferred revenue	146	5,920

Total long-term liabilities	401,409	409,740

Total liabilities	527,057	532,811

Commitments and contingencies

Total partners’ capital	881,224	933,405

Total liabilities and partners’ capital	1,408,281	1,466,216

Capital Product Partners L.P.

Unaudited Condensed Consolidated Statements of Cash Flows

(In thousands of United States Dollars)

	For the nine-month periods ended September 30,
	2018	2017
Cash flows from operating activities:
Net (loss) / income	(13,342)	31,723
Adjustments to reconcile net (loss) / income to net cash provided by operating activities:
Vessel depreciation and amortization	55,591	55,614
Amortization and write off of deferred financing costs	1,348	848
Amortization of above market acquired charters	12,584	11,584
Equity compensation expense	611	876
Impairment of vessel	28,805	—
Changes in operating assets and liabilities:
Trade accounts receivable, net	(9,604)	(1,641)
Prepayments and other assets	(1,073)	772
Inventories	(3,427)	(922)
Trade accounts payable	4,504	6,911
Due to related parties	6,127	(3,510)
Accrued liabilities	3,224	1,035
Deferred revenue	(11,987)	(9,249)
Dry-docking costs paid	(1,189)	(1,130)

Net cash provided by operating activities	72,172	92,911

Cash flows from investing activities:
Vessel acquisitions and improvements including time charter agreements	(40,831)	(1,848)
Net proceeds from sale of vessel	28,862	—

Net cash used in investing activities	(11,969)	(1,848)

Cash flows from financing activities:
Proceeds from issuance of Partnership units	—	15,124
Expenses paid for issuance of Partnership units	—	(185)
Deferred financing costs paid	(94)	(2,994)
Payments of long-term debt	(54,645)	(13,016)
Dividends paid	(39,450)	(38,480)

Net cash used in financing activities	(94,189)	(39,551)

Net (decrease) / increase in cash, cash equivalents and restricted cash	(33,986)	51,512

Cash, cash equivalents and restricted cash at beginning of period	81,297	124,678

Cash, cash equivalents and restricted cash at end of period	47,311	176,190

Supplemental cash flow information
Cash paid for interest	18,439	18,884
Non-Cash Investing and Financing Activities
Offering expenses included in liabilities	—	97
Capital expenditures included in liabilities	711	479
Capitalized dry-docking costs included in liabilities	1,424	11
Assumption of loan regarding the acquisition of the shares of the companies owning the M/T Aristaios and the M/T Anikitos	43,958	—
Loan issuance costs included in liabilities	—	2,000
Reconciliation of Cash, cash equivalents and restricted cash
Cash and cash equivalents	28,811	158,190
Restricted cash – Current assets	556	—
Restricted cash – Non-current assets	17,944	18,000

Total cash, cash equivalents and restricted cash shown in the statements of cash flows	47,311	176,190

Appendix A – Reconciliation of Non-GAAP Financial Measure

(In thousands of U.S. dollars)

Description of Non-GAAP Financial Measure – Operating Surplus

Operating Surplus represents net (loss)/income adjusted for depreciation and amortization expense, impairment of vessel, amortization of above market acquired charters and straight line revenue adjustments.

Operating Surplus is a quantitative measure used in the publicly traded partnership investment community to assist in evaluating a partnership’s financial performance and ability to make quarterly cash distributions. Operating Surplus is not required by accounting principles generally accepted in the United States and should not be considered a substitute for net income, cash flow from operating activities and other operations or cash flow statement data prepared in accordance with accounting principles generally accepted in the United States or as a measure of profitability or liquidity. Our calculation of Operating Surplus may not be comparable to that reported by other companies. The table below reconciles Operating Surplus to net income for the following periods:

Reconciliation of Non-GAAP Financial Measure – Operating Surplus	For the three-month period ended September 30, 2018	For the three-month period ended September 30, 2017	For the three-month period ended June 30, 2018
Partnership’s net (loss)/income	(22,629)	9,651	4,027

Adjustments to reconcile net (loss)/income to operating surplus prior to Capital Reserve and Class B Preferred Units distribution
Depreciation and amortization[1]	19,102	19,193	19,462
Amortization of above market acquired charters and straight line revenue adjustments	2,082	1,471	1,379
Impairment of vessel	28,805	—	—

Operating Surplus prior to capital reserve and Class B Preferred Units distribution	27,360	30,315	24,868

Capital reserve	(13,597)	(14,644)	(13,208)

Class B preferred units distribution	(2,776)	(2,776)	(2,775)

Operating Surplus after capital reserve and Class B Preferred Units distribution	10,987	12,895	8,885

(Increase)/decrease in recommended reserves	(612)	(2,520)	1,490

Available Cash	10,375	10,375	10,375

[1]	Depreciation and amortization line item includes the following components:

•	Vessel depreciation and amortization; and

•	Deferred financing costs and equity compensation plan amortization.